

July 13, 2011

Via E-mail
Mr. Stuart A. Rothstein
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Apollo Commercial Real Estate Finance, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-34452**

Dear Mr. Rothstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

General

1. We note your disclosure of GAAP book value per share. Please advise us whether you consider adjusted book value per share a key company performance measure. We may have further comment.

2. In future period filings, to the extent applicable, please include a discussion of the quantitative range of haircuts required by your repurchase facility and, if applicable, any specified reduction in collateral value that will trigger a margin call.

Business, page 1

The Company's existing credit facilities impose restrictive covenants, page 18

3. We note your disclosure regarding financial covenants that may materially restrict your financing flexibility. Please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your Exchange Act periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

4. In future period filings, please include a discussion the relationship between your weighted average yield on assets as compared to your weighted average borrowing costs. We note that note 4 to your financial statements includes data on the yield for each of your investment types.

Results of Operations, page 37

5. In future periodic filings, please disclose the yield on assets acquired during the reporting period.

Operating Expenses, page 40

6. In future periodic filings, please disclose the portion of the amount reimbursed that relates to the company's CFO, or any other named executive officer of the company.

Liquidity and capital resources, page 48

7. In future periodic filings, please provide a quantitative overview of your sources of cash for the next period, including, but not limited to, cash on hand, anticipated interest payments, loan repayments and maturities (contractual amount owed), facility capacity and unencumbered assets available to support new financing (as applicable).

Contractual obligations and commitments, page 50

8. Please confirm that within table of contractual obligation disclosures in future filings that you will address interest expenses related to your outstanding debt.

Financial Statements

Consolidated Statements of Operations, page 58

9. We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements.

Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Repurchase agreements, page 64

10. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please disclose this information in future periodic filings, and show us the disclosure you intend to provide. Additionally, when applicable, please show this information for each of the quarters in the past three years in your future period filings.

11. Please tell us and disclose whether you have any repurchase transactions accounted for as sales and the magnitude of these transactions.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Mike McTiernan, Assistant Director at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief